

07006104

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL RECEIVED PROCESSING
MAR - 1 2007
WASH, D.C. 199 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48259

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-06 (MM/DD/YY) AND ENDING 12-31-06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital West Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

211 N. Robinson, Suite 200
(No. and Street)

Oklahoma City (City) Oklahoma (State) 73102 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Denise Hintze 405-235-5714
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton, LLP
(Name – *if individual, state last, first, middle name*)

211 N. Robinson, Suite 1200, Oklahoma City, OKlahoma 73102
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 11 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Robert O. McDonald, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital West Securities, Inc. (The "Company") of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ALTHEA R. ROBERTS
NOTARY
#01008761
EXP. 7/09/09
PUBLIC
STATE OF OKLAHOMA

Signature

Chairman and Chief Executive Officer
Title

Althea R. Roberts
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of financial condition and report of independent certified public accountants and supplementary report on internal control

Capital West Securities, Inc. (a wholly owned subsidiary of Affinity Holding Corp.)

(SEC I.D. NO. 8-48259)

December 31, 2006

Filed in accordance with Rule 17a-5(e)(3)

Under the Securities Exchange Act of 1934

As a PUBLIC DOCUMENT


SEC MAIL PROCESSING
RECEIVED
MAR - 1 2007
WASH. D.C.
199
SECTION

CONTENTS

	Page
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS	3
FINANCIAL STATEMENT	
STATEMENT OF FINANCIAL CONDITION	4
NOTES TO STATEMENT OF FINANCIAL CONDITION	5
SUPPLEMENTARY REPORT ON INTERNAL CONTROL	13

Report of Independent Certified Public Accountants

Board of Directors and Stockholder
Capital West Securities, Inc.

We have audited the accompanying statement of financial condition of Capital West Securities, Inc. (a wholly owned subsidiary of Affinity Holding Corp.) as of December 31, 2006. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Capital West Securities, Inc. as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

Oklahoma City, Oklahoma
February 28, 2007

One Leadership Square
211 N. Robinson, Suite 1200
Oklahoma City, OK 73102-7148
T 405.218.2800
F 405.218.2801
W www.grantthornton.com

Grant Thornton LLP
US member of Grant Thornton International

Capital West Securities, Inc.
(a wholly owned subsidiary of Affinity Holding Corp.)

STATEMENT OF FINANCIAL CONDITION

December 31, 2006

ASSETS

CASH AND CASH EQUIVALENTS	$3,259,610
RECEIVABLE FROM CLEARING ORGANIZATION	834,910
SECURITIES OWNED - AT MARKET, pledged to clearing organization	296,789
ACCRUED INTEREST RECEIVABLE	945
FURNITURE AND EQUIPMENT, net	24,742
GOODWILL, net	90,203
DEFERRED TAX ASSET	16,422
OTHER ASSETS	52,015
	$4,575,636

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Accrued liabilities and payables	$1,416,485
Payable to clearing organization	296,789
Income taxes payable	112,183
Total liabilities	1,825,457
COMMITMENTS AND CONTINGENCIES (note G)	
STOCKHOLDER'S EQUITY	
Common stock - $.01 par value; authorized, issued and outstanding, 3,000,000 shares	30,000
Additional paid-in capital	853,571
Retained earnings	1,866,608
	2,750,179
	$4,575,636

The accompanying notes are an integral part of this statement.

Capital West Securities, Inc.
(a wholly owned subsidiary of Affinity Holding Corp.)

NOTES TO STATEMENT OF FINANCIAL CONDITION

December 31, 2006

NOTE A - SUMMARY OF ACCOUNTING AND REPORTING POLICIES

Capital West Securities, Inc. (the "Company") is registered as a broker-dealer under the Securities Exchange Act of 1934 (the "Act"). The Company is wholly owned by Affinity Holding Corp. (the "Parent").

The Company operates as an introducing broker-dealer on a fully disclosed basis and offers its clients (individual and institutional investors) a variety of products and services. The Company also offers investment banking and municipal finance services. The Company's operations are primarily in Oklahoma and Texas.

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America and reflect industry practices. The following represents the more significant of those policies and practices.

1. <u>Basis of Presentation</u>

In preparing its statement of financial condition, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Actual amounts could differ from those estimates.

2. <u>Cash and Cash Equivalents</u>

The Company considers all liquid investments with original maturities of three months or less to be cash and cash equivalents. The Company maintains its cash in accounts which may, at times, exceed federally insured limits. The Company has not experienced any losses in cash and cash equivalents and believes it is not exposed to any significant risks. At December 31, 2006, cash and cash equivalents include $2,960,462 invested in money market accounts.

3. <u>Securities Transactions</u>

Securities transactions and related commission revenue and expense are recorded on the trade date as if they had settled. Investment banking revenue is recorded at the time the services are completed and the income is reasonably determinable.

4. <u>Securities Owned</u>

Securities owned consist of tax-exempt and corporate securities carried at fair value based on published quotations. For securities with no published quotations, management estimates fair value based on quoted market prices of similar instruments. At December 31, 2006, securities owned consisted of corporate obligations with a fair value of $158,817 and tax exempt obligations with a fair value of $137,972.

NOTE A - SUMMARY OF ACCOUNTING AND REPORTING POLICIES - CONTINUED

5. Furniture and Equipment

Furniture and equipment include office furniture, computer software and office equipment. Depreciation is calculated under an accelerated method using estimated useful lives of three to seven years. Accumulated depreciation on furniture and equipment was $604,768 at December 31, 2006.

The Company reviews the carrying value of long-lived assets used in operations when changes in events or circumstances indicate the asset might have become impaired. The review is based on comparing the carrying amount of the assets to the undiscounted estimated cash flows over the remaining useful lives. If this review indicates that an asset has been impaired, the Company records a charge to operations to reduce the asset's carrying value to fair value, which is based on estimated discounted cash flows.

6. Goodwill

The Company applies Statement of Financial Accounting Standards ("SFAS") 142, *Goodwill and Other Intangible Assets*, which addresses financial accounting and reporting for acquired goodwill and other intangible assets and requires that goodwill and intangibles with indefinite lives no longer be amortized, but instead be periodically reviewed for impairment. There were no indicators that would indicate that this carrying amount of goodwill was impaired during 2006.

7. Income Taxes

The Company is included in the Parent's consolidated federal and state income tax returns. Income taxes have been computed separately for the Company under the provisions of SFAS 109, *Accounting for Income Taxes*.

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date.

Capital West Securities, Inc.
(a wholly owned subsidiary of Affinity Holding Corp.)

NOTES TO STATEMENT OF FINANCIAL CONDITION - CONTINUED

December 31, 2006

NOTE A - SUMMARY OF ACCOUNTING AND REPORTING POLICIES - CONTINUED

8. Stock-Based Compensation Plans

The Parent of the Company has stock-based employee compensation plans, which are described more fully in Note D to the financial statements. Since these plans are indexed to the Parent's common stock and the Parent's only activity relates to its investment in the Company, any activity in these plans is accounted for and disclosed in the financial statements of the Company.

On January 1, 2006, the Company adopted the provisions of Statement 123 (revised 2004) (Statement 123R), *Share-Based Payment*, which revises Statement 123, *Accounting for Stock-Based Compensation*, and supersedes APB Opinion 25, *Accounting for Stock Issued to Employees*. Statement 123R requires us to recognize expense related to the fair value of our stock-based compensation awards, including employee stock options.

Prior to the adoption of Statement 123R, the Company accounted for stock-based compensation awards using the intrinsic value method of Opinion 25. Accordingly, the Company did not recognize compensation expense in the Company statement of operations for options the Company granted that had an exercise price equal to the market value of the underlying common stock on the date of grant. As required by Statement 123, the Company provided certain pro forma disclosures for stock-based awards as if the fair-value-based approach of Statement 123 had been applied using the minimum value method to measure fair value.

Statement 123R requires the Company to use the prospective transition method and therefore the Company has not restated the Company financial results for prior periods. Under this transition method, the Company is applying the provisions of Statement 123R to new awards and to awards modified, repurchased, or cancelled after January 1, 2006. At January 31, 2006, the Company's outstanding stock options were fully vested and as a result the adoption of Statement 123R had no affect on the Company's financial statements.

The Parent of the Company has an employee stock ownership plan ("ESOP") that is accounted for in accordance with Statement of Position 93-6, *Employer's Accounting for ESOP*. As such, the Company reports compensation expense based on the fair value of shares contributed to or cash contributed to the ESOP.

9. Rule 15c3-3

The Company is exempt from Rule 15c3-3 under the provisions of subsection (k)(2)(ii). Under this exemption, the *Computation for Determining Reserves Requirements* and *Information Relating to the Possession or Control Requirements* are not required.

Capital West Securities, Inc.
(a wholly owned subsidiary of Affinity Holding Corp.)

NOTES TO STATEMENT OF FINANCIAL CONDITION - CONTINUED

December 31, 2006

NOTE A - SUMMARY OF ACCOUNTING AND REPORTING POLICIES - CONTINUED

10. Recent Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48 ("FIN 48") *Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement NO. 109*. FIN 48 prescribes a comprehensive model for how a company should recognize, measure, present and disclose in its financial statement uncertain tax statements that it has taken or expect to take on a tax return. FIN 48 is effective for fiscal years that begin after December 15, 2006. The Company does not expect that the provisions of FIN 48 will materially impact the Company's financial condition.

In September 2006, the FASB issued Statement of Financial Accounting Standard No. 157, *Accounting for Fair Value Measurements* ("SFAS No. 157"). SFAS No. 157 defines fair value, and establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosure about fair value measurements. SFAS No. 157 is effective for financial statements issued subsequent to November 15, 2007. The Company does not expect the new standard to have a material impact on its financial statements.

NOTE B - NET CAPITAL REQUIREMENT

The Company is subject to the Uniform Net Capital Rule ("Rule 15c3-1") under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also limits the amount of capital withdrawals that can be made within any 30-day period without notification and/or approval of the Securities and Exchange Commission.

At December 31, 2006, the Company had an aggregate indebtedness to net capital ratio of 0.60 to 1, with net capital of $2,553,256, which was $2,303,256 in excess of its required net capital of $250,000.

NOTE C - INCOME TAXES

The Company has a net deferred tax asset of $16,422 at December 31, 2006. This deferred tax asset is due to differences between vacation and sick leave accruals and furniture and equipment bases for financial and tax reporting purposes and nondeductible compensation expense recorded for stock options granted.

NOTE D - EMPLOYEE BENEFITS

The Company has a 401(k) plan covering substantially all employees. The plan permits employer matching contributions as determined by the Company's board of directors, not to exceed 6% of each participant's eligible compensation. During 2006, the Company made a matching contribution of $15,000.

In October 2003, the Parent finalized a stock option agreement with certain employees of the Company whereby employees were provided an option (fully vested at the time of grant) to purchase 23,000 shares of the Parent's common stock at an exercise price of $3 per share and has a four-year life. In the opinion of management, the price per share at the date of grant approximated the fair market value of the stock. During 2006, options for 16,000 shares were exercised under a short-term inducement and compensation expense of approximately $26,700 was recognized. Compensation expense was determined based on the intrinsic value immediately before the inducement and the fair value of the Company's stock prior to the inducement as determined by an independent third party.

In addition, in December 2003, the Parent finalized a stock option agreement with two key employees of the Company whereby the employees were provided an option (fully vested at the time of grant) to purchase 20,000 shares each of the Parent's common stock at an exercise price of $1 per share and has a four-year life. In the opinion of management, the price per share at the date of grant was lower than the fair market value of the stock, resulting in compensation expense and a contribution from its Parent during 2003.

The following summarizes information concerning options outstanding under the plan for the year ended December 31, 2006:

	Shares	Weighted-average exercise price
Outstanding at beginning of year	62,000	$ 1.71
Granted	-	-
Exercised	(16,000)	3.00
Forfeited	-	-
Outstanding at end of year	46,000	$ 1.62
Options exercisable at year-end	46,000	$ 1.62

NOTE D - EMPLOYEE BENEFITS – CONTINUED

The following summarizes information about stock options outstanding and exercisable under the plan at December 31, 2006:

	Options outstanding				
	Number outstanding	Weighted-average remaining contractual life	Weighted-average exercise price	Fair value of option	Aggregate intrinsic value
Exercise price					
$1	40,000	1	$1.00	$2.06	$146,800
$3	6,000	.83	$3.00	$ .25	$ 10,200

During 2002, the Parent implemented an employee stock ownership plan ("the Plan"). The Plan provides for the Parent to make contributions in either cash or common stock of the Parent on a discretionary basis. Company employees or directors who are 21 years of age or older and have completed one year of service are eligible to participate in the Plan. The Plan is administered by the board of directors of the Parent and there were no contributions made during 2006. As of December 31, 2006, 59,391 shares of the Parent's common stock was purchased in prior years have been allocated and the estimated fair value of unvested shares is approximately $3,500.

NOTE E - RELATED PARTY TRANSACTIONS

During 2006, the Company made a dividend to the Parent in the amount of $38,122.

Capital West Securities, Inc.
(a wholly owned subsidiary of Affinity Holding Corp.)

NOTES TO STATEMENT OF FINANCIAL CONDITION - CONTINUED

December 31, 2006

NOTE F - FAIR VALUE DISCLOSURES OF FINANCIAL INSTRUMENTS

The following disclosures of the estimated fair value of financial instruments are made in accordance with the requirements of SFAS 107, *Disclosures About Fair Value of Financial Instruments*. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. At December 31, 2006, the carrying amount of all financial instruments as reflected on the statement of financial condition was the same as their estimated fair value.

For cash and cash equivalents and receivable from and payable to clearing organization, the carrying amount is a reasonable estimate of fair value as such amounts are payable or receivable on demand or generally within five days.

Securities owned are carried at fair value.

The fair value estimates are based on published quotations or management estimates fair value based on quoted market price of similar instruments at December 31, 2006. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been significantly revalued for purposes of this statement of financial condition since that date and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

NOTE G - COMMITMENTS AND CONTINGENCIES

The Company leases certain office space and data information equipment under operating leases. Future minimum rental payments at December 31, 2007 are as follows:

Year ending December 31	
2007	155,396
2008	16,478
	$171,874

NOTE G - COMMITMENTS AND CONTINGENCIES - CONTINUED

The Company is subject to market and credit risk in connection with security transactions. The Company is therefore exposed to risk of loss on these transactions in the event of the customers' or brokers' inability to meet the terms of their contracts, in which case the Company may have to purchase or sell securities at prevailing market prices which may not be sufficient to liquidate the contractual obligation. The Company controls this risk by monitoring the market value of securities on a daily basis.

Under the terms of the Company's agreement with its clearing organization, in the event that the Company's customers fail to pay for purchases or to supply securities sold, the Company would be obligated to indemnify the clearing organization for any resulting losses. The Company monitors its customer activity by reviewing information it receives from its clearing organization on a daily basis, requiring customers to deposit additional collateral or reducing positions when necessary.

In the normal course of business, the Company enters into when-issued and underwriting commitments. There were no such commitments at December 31, 2006.

On November 14, 2003, the Company was notified that it was named as a defendant to a case filed in the District Court of Pontotoc County, State of Oklahoma through an amended petition. The original petition was filed against the defendants to recoup approximately $1,000,000 which was allegedly embezzled by the plaintiff's employee. The plaintiff's claim against the Company is based on the negligence theory and has not specified the dollar amount it is seeking from the Company, other than it exceeds $10,000. On December 9, 2003, the Company filed a motion to dismiss or, in the alternative, compel arbitration that was heard on January 26, 2004. On July 26, 2004, the Court overruled the Company's motion and on August 25, 2004, the Company filed an appeal challenging the Court's July 26, 2004 ruling. On December 9, 2005, the Oklahoma Supreme Court reversed and remanded the State Court's ruling. On January 6, 2006, a mandate was issued. December 29, 2005 was the deadline for plaintiff to file a petition for rehearing and/or petition for certiorari, and no such filing occurred. As a result, the plaintiff will be required to pursue their claims against the Company in arbitration rather than state court and the Plaintiff has not moved to set arbitration at December 31, 2006.

On April 16, 2005, the Company was notified that it was named as a defendant to a case filed in the District Court of Oklahoma County, State of Oklahoma. The statement claim was filed against the defendant to recoup approximately $2,942,000 in actual and punitive damages. During 2006, the case went to arbitration and an awarded of $9,900 in favor of the Plaintiff was entered into. On January 3, 2007, the Plaintiff filed a motion to vacate the arbitration award due to omissions of facts by the arbitrator.

In the normal course of business, there are additional legal actions and proceedings pending against the Company. In management's opinion, after consultations with outside counsel, the ultimate liability, if any, resulting from these and the above legal actions will not have a material adverse effect on the Company's financial position or results of operations.

Grant Thornton

Accountants and Business Advisors

February 28, 2007

Board of Directors
Capital West Securities, Inc.

In planning and performing our audit of the financial statements of Capital West Securities, Inc. (the "Company") (a wholly owned subsidiary of Affinity Holding Corp.), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

One Leadership Square
211 N. Robinson, Suite 1200
Oklahoma City, OK 73102-7148
T 405.218.2800
F 405.218.2801
W www.grantthornton.com

Grant Thornton LLP
US member of Grant Thornton International

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers Regulation, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Grant Thornton LLP

Grant Thornton

Grant Thornton LLP
US Member of
Grant Thornton International

Suite 1200
1 Leadership Square
211 N. Robinson
Oklahoma City, OK 73102-7148
T 405.218.2800
F 405.218.2801
W www.grantthornton.com

END